Filed by tZERO Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: FG Imperii Acquisition Corp.

Commission File No. 001-43056

Date: November 2, 2026

Tokenization firm tZERO plans to go public in $350 million SPAC deal

The digital securities firm plans to list on NYSE American under TZRO early next year after more than a decade building blockchain-based trading infrastructure.

CoinDesk

By Krisztian Sandor | Edited by Jamie Crawley

November 2, 2026

Tokenization firm tZERO plans to go public through a merger with blank-check company FG Imperii Acquisition Corp. (FGII), taking its blockchain-based securities infrastructure business to the U.S. stock market.

The deal values tZERO at $350 million, the companies announced in a statement shared with CoinDesk on Monday. The transaction could provide up to $231 million in SPAC trust cash, subject to shareholder redemptions and expenses.

The combined company plans to trade on NYSE American under the ticker TZRO.

The plan comes as tokenization gains traction across Wall Street, with banks and asset managers exploring how to put stocks, bonds and funds on blockchain rails. Citi estimates the market could reach $5.5 trillion by 2030, drawing more interest to the infrastructure needed to issue, trade and settle those assets.

tZERO has been working in blockchain-based securities markets since 2014, years before the current wave of institutional tokenization projects. Its regulated subsidiaries provide trading, brokerage, custody and transfer agent services for digital securities. Intercontinental Exchange (ICE), parent company of the New York Stock Exchange parent (NYSE), is among the investors in tZERO and selected the firm as one of the design partners for the NYSE’s blockchain-based securities trading platform.

“Global and domestic institutions want to offer tokenized products under their own brands, with control over their customer relationships. tZERO provides the end-to-end infrastructure behind those offerings,” CEO Alan Konevsky told CoinDesk. “This proposed transaction is intended to give us greater access to capital to scale that Infrastructure-as-a-Service model.”

The company also holds more than 100 blockchain-related patents covering tokenization and securities infrastructure. Those intellectual property holdings have become a source of contention, as tZERO is in a legal dispute with rival tokenization firm Securitize (SECZ) over patents.

Existing tZERO shareholders are expected to retain their equity in the combined company, the company said, while investors representing about 62% of its fully diluted capital have signed support agreements.

The deal is expected to close in early 2027, pending shareholder and regulatory approvals, the firm said. Konevsky is expected to remain CEO.

About tZERO

tZERO Group, Inc. (“tZERO”) is tokenizing Wall Street. We and our SEC- and CFTC-registered subsidiaries are enabling the tokenization economy by offering institutional market participants end-to-end financial infrastructure-as-a-service (IaaS). Using tZERO’s IaaS offering, institutions can provide new digital market capabilities to their clients without building the entire regulatory and technology stack themselves. Our B2B and B2B2C partnership models enable institutions to make our infrastructure as visible or invisible as they require, while we handle the regulatory and operational components. All technology services are offered through tZERO Technologies, LLC. For more information, please visit our website at https://www.tzero.com/.

About FG Imperii Acquisition Corp.

FG Imperii Acquisition Corp. (Nasdaq: FGII) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses in the North American financial services sector. FG Imperii’s leadership combines the transaction and public company experience of the Fundamental Global organization with the crypto, Web3 and digital asset capital markets expertise of Imperii Partners. For more information, please visit https://fgimperii.com.

Cautionary Note Regarding Forward-Looking Statements

This communication includes “forward-looking statements”. All statements contained in this communication that do not relate to matters of historical fact should be considered forward-looking. These forward-looking statements generally are identified by words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would,” “strategy,” “outlook,” the negative of these words or other similar expressions, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding tZERO’s and FG Imperii’s expectations concerning the outlook for tZERO’s business, financial performance, business strategy, technology, research and development, regulatory approvals, potential market opportunity, anticipated trends in tZERO’s business, timing and likelihood of success, plans and objectives of management for future operations, the successful consummation and potential benefits of the proposed business combination, and expectations related to the terms and timing of the proposed business combination.

These forward-looking statements are based on information available as of the date of this communication and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing tZERO’s or FG Imperii’s views as of any subsequent date, and neither tZERO nor FG Imperii undertakes any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of FG Imperii’s securities; the amount of redemption requests made by FG Imperii’s public shareholders and the failure to satisfy the conditions to the consummation of the proposed business combination, including the failure of FG Imperii’s shareholders or tZERO’s shareholders to approve the proposed business combination; risks related to the scaling of tZERO’s business and the timing of expected business milestones; the ability to meet stock exchange listing standards in connection with the consummation of the proposed business combination; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings that may be initiated following announcement of the proposed business combination; the combined company’s continued listing on NYSE American; the risk that the proposed transaction disrupts current plans and operations of tZERO as a result of the announcement and consummation of the proposed business combination; the ability to recognize the anticipated benefits of the transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and partners and retain its management and key employees; costs related to the proposed business combination; risks associated with changes in laws or regulations applicable to tZERO’s products and services; the possibility that the combined company may be adversely affected by other economic, geopolitical, business and/or competitive factors; the ability of tZERO or the combined company to raise capital in the future; and other risks and uncertainties that will be detailed in the Proxy Statement/Prospectus (as defined below) and as indicated from time to time in FG Imperii’s filings with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

tZERO and FG Imperii caution that the foregoing list of factors is not exclusive. tZERO and FG Imperii caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Forward-looking statements are not guarantees of future performance. Neither tZERO nor FG Imperii gives any assurance that either tZERO or FG Imperii will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by tZERO or FG Imperii or any other person that the events or circumstances described in such statement are material.

Additional Information and Where to Find It

In connection with the proposed business combination, FG Imperii and tZERO intend to file with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of FG Imperii and a preliminary prospectus relating to the securities to be issued in connection with the proposed business combination (the “Proxy Statement/Prospectus”). After the Registration Statement is declared effective, FG Imperii plans to mail a definitive Proxy Statement/Prospectus to its shareholders as of a record date to be established for voting on the proposed business combination. FG Imperii will also file other documents regarding the proposed business combination with the SEC. This communication is not a substitute for the Registration Statement, the Proxy Statement/Prospectus or any other document that tZERO or FG Imperii may file with the SEC or send to their respective shareholders in connection with the proposed business combination.

 This communication does not contain all of the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITYHOLDERS OF FG IMPERII AND TZERO ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TZERO, FG IMPERII, THE PROPOSED BUSINESS COMBINATION AND RELATED MATTERS.

INVESTORS AND SECURITYHOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BY TZERO AND FG IMPERII THROUGH THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, THE DOCUMENTS FILED BY FG IMPERII MAY BE OBTAINED BY WRITTEN REQUEST TO FG IMPERII AT 104 S. WALNUT STREET, UNIT 1A, ITASCA, IL 60143, AND THE DOCUMENTS FILED BY TZERO MAY BE OBTAINED BY WRITTEN REQUEST TO TZERO AT 10 WEST BROADWAY, SUITE 700, SALT LAKE CITY, UT 84101.

Participants in the Solicitation

FG Imperii, tZERO and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from FG Imperii’s shareholders in connection with the proposed business combination. INFORMATION ABOUT FG IMPERII’S DIRECTORS AND EXECUTIVE OFFICERS AND THEIR OWNERSHIP OF FG IMPERII’S SECURITIES IS SET FORTH IN FG IMPERII’S FILINGS WITH THE SEC. A LIST OF THE NAMES OF TZERO’S DIRECTORS AND EXECUTIVE OFFICERS AND INFORMATION REGARDING THEIR INTERESTS IN THE PROPOSED BUSINESS COMBINATION WILL BE INCLUDED IN THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE. ADDITIONAL INFORMATION REGARDING THE INTERESTS OF THOSE PERSONS AND OTHER PERSONS WHO MAY BE DEEMED PARTICIPANTS IN THE PROPOSED BUSINESS COMBINATION MAY BE OBTAINED BY READING THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION WHEN AVAILABLE. Investors and securityholders should read the Proxy Statement/Prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication shall not constitute a solicitation of any proxy, vote, consent or approval in any jurisdiction in connection with the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FG Imperii, tZERO or the combined company resulting from the proposed business combination, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law. Distribution of this communication is restricted by law; it is not intended for distribution to, or use by any person in, any jurisdiction in which such distribution or use would be contrary to local law or regulation.

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